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                             December 8, 2023

       Tommy Zhou
       Chief Financial Officer
       First High-School Education Group Co., Ltd.
       No. 1-1, Tiyuan Road, Xishan District
       Kunming, Yunnan Province 650228
       People   s Republic of China

                                                        Re: First High-School
Education Group Co., Ltd.
                                                            Annual Report on
Form 20-F for the Year Ended December 31, 2022
                                                            Correspondence
Filed October 18, 2023
                                                            File No. 001-40150

       Dear Tommy Zhou:

              We have reviewed your October 18, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2023 letter.

       Correspondence Filed October 18, 2023

       Introduction, page ii

   1. We note your revised disclosure in response to comment 5. Please further revise to also include a cross
reference to the condensed consolidating schedules in your proposed disclosure in response
to comment 11.
   2. We note your response to comment 8 and reissue in part. Provide a diagram of the
                                                        company   s corporate
structure, identifying the person or entity that owns the equity in each depicted entity,
such as the diagram included on page 69. Ensure that, with respect to relationships with the
VIE, the diagram uses dashed lines without arrows, and make
                                                        conforming changes on
page 69. In this regard, we note your diagram on page 69 includes dashed lines with
arrows.
 Tommy Zhou
First High-School Education Group Co., Ltd.
December 8, 2023
Page 2
3. We note your response to comment 10 and reissue in part. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied with respect to your ability to offer securities to investors, as you have done with respect to your business operations. In addition, you disclose that you were "advised" by counsel, but it is still unclear whether you obtained an opinion of counsel with respect to your conclusions regarding CSRC and CAC approval and that you do not need any additional permissions and approvals to operate your business. Please revise to clarify, and if you did not rely on an opinion of counsel, state as much and explain why such an opinion was not obtained. In addition, please update your proposed disclosure to disclose with specificity each permission or approval you, your subsidiaries, or the VIE are required to obtain. Lastly, the proposed disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
Item 3. Key Information
Summary Risk Factors, page 1

4. We note your response to comment 12 and reissue in part. In addition to the newly proposed disclosure, please also ensure that you disclose the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. As one example only, your risk factor titled "If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIE, and our ADSs or ordinary shares may decline in value or become worthless" should be included in the Risk Factor Summary, including a cross reference. In addition, please ensure that all the risk factors that describe significant regulatory, liquidity, and enforcement risks include cross-references to the more detailed discussion of these risks in the filing.
Risks Related to Doing Business in China, page 24

5. We note your revised disclosure in response to comment 14. Please further revise this risk factor to remove your references to "more comprehensive control" and "expanding
       sectors" and restore your prior    substantial control    and "virtually
every sector" language,
       respectively. In this regard, it is unclear to us that there have been changes in the regulatory environment in the PRC since your 20-F was filed on May 1, 2023 warranting
FirstName LastNameTommy Zhou
       revised disclosure to mitigate the challenges you face and related disclosures. We do not
Comapany     NameFirst
       believe  that yourHigh-School   Education
                          revised disclosure      Group Co.,
                                              referencing  the Ltd.
                                                                PRC government
 s intent to strengthen
       its regulatory
December              oversight
            8, 2023 Page  2     conveys the same risk.
FirstName LastName
 Tommy Zhou
FirstName  LastNameTommy     Zhou Co., Ltd.
First High-School  Education Group
Comapany8,
December   NameFirst
              2023    High-School Education Group Co., Ltd.
December
Page  3    8, 2023 Page 3
FirstName LastName
Failure to comply with governmental regulations and other legal obligations concerning data protection..., page 29

6. We note your response to comment 15 and reissue in part. You disclose that you were
         "advised" by counsel, but it is still unclear whether you obtained an opinion of counsel with respect to your conclusions regarding CAC approval and that you do not need any additional permissions and approvals to operate your business. Please revise to clarify.
General

7. We note your response to comment 3 and reissue in part. We acknowledge the proposed changes to Part I. Please provide your proposed revised disclosure for the rest of the 20-F.
         In particular, we note uses of "we" and "our" in Item 4 that includes activities performed by the VIE. As one example only, you disclose on page 57 you state that "we have an excellent committed team of teachers" and "we offer competitive compensation packages to our teachers" where "we" and "our" refers to the "affiliated entities," as on page 70 you disclose that the VIE owns the schools. In addition, your definition
of    we,       us,       our
         still appears to include the "affiliated entities," which in turn includes the VIEs.
8. We note your response to comment 9 and reissue in part. We acknowledge your proposed changes; however, your new disclosure still states that you "effectively control" the affiliated entities through your contractual arrangements. Please ensure that any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S.
         GAAP.
       Please contact Nicholas Nalbantian at 202-551-7470 or Taylor Beech at 202-551-4515
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Yu Ma, Esq.